Exhibit 4.17

	Name of Customer	Identification No.	Branch	Account No.	CF-70(414) – Corporations (Document Category – For Internal Use)
1.	ODDITY TECH LTD	514936269	* * *	* * *
2.

Appendix 4.1.4 to Letter of Approval of Credit Facility Drawn Up on click here to insert date

Foreign Currencies and Variable Periodic Interest Rates (Non-Default Rates) as at [i]
Loan Currency	☒ U.S. dollars			☐ Euros
Maximum term of loan (months)	60			60
Interest type	Variable, updated periodically as set forth below			Variable, updated periodically as set forth below
Interest rate formula	Benchmark Rate plus risk supplement on a per annum basis			Benchmark Rate plus risk supplement on a per annum basis
Benchmark Rate type

The Term SOFR rate that is published at the relevant Determinative Time on the Benchmark Rate Publication Screen as the quote for the interest rate determined in the interest rate derivatives market of the Chicago Mercantile Exchange in the United States for the purpose of executing an interest rate swap transaction under which a swap is executed between a variable daily interest rate and a fixed interest rate for a term equivalent in length to the interest rate update period (without taking into account the length of any special period).ii

The EURIBOR rate that is published at the relevant Determinative Time on the Benchmark Rate Publication Screen as the quote for the interest rate determined in the European money market for Euros for the purpose of obtaining finance for a term equivalent in length to the interest rate update period (without taking into account the length of any special period).[2]

Interest Update Period / Finance Periodiii	1 month	3 months	6 months	1 month	3 months	6 months
Benchmark Rate Publication Screen	SR1M	SR3M	SR6M	EURIBOR01
Risk supplement (percentage points)	2.7			2.7

Unless expressly stated otherwise, the terms included in this Appendix will have the meaning set forth against them as follows:

1.	“Euros” – As defined under the Conversion to Euros Law, 5759-1999.
2.

“Determinative Time” – Means, in relation to a day that is a Loan Grant Date or an Interest Update Period Commencement Date or the commencement date of a Special Period (hereinafter, as the case may be: the “Relevant Day”), 9:00 p.m., Israel Standard Time, or around that time, on the calendar date being a Banking Business Day in Israel that falls two Banking Business Days in Israel (neither of which is a Sunday) before the Relevant Day.

3.

“Business Day” – With respect to the execution of payments of loan amounts (including payment of collection fees and excluding the handling fee) and with respect to an Interest Update Period Commencement Date and the commencement date of a Special Period and the dates of the addition of interest to the principal: If the loan currency is not Euros, any day that is a business day in the country in which the relevant foreign currency was issued and that is also a Banking Business Day in Israel; if the credit currency is Euros, any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer System (“TARGET2”) or any system that the Bank determines as an alternative thereto operates and that is also a Banking Business Day in Israel; with respect to the determination of an exchange rate: a day on which the Bank publishes the Selling Rate Prevailing at the Bank and the Buying Rate Prevailing at the Bank; with respect to any other matter: a Banking Business Day in Israel.

4.

“Banking Business Day in Israel” – Any day, excluding Saturday, public holidays, both days of the Jewish New Year, the eve of the Day of Atonement and the Day of Atonement, the first day of the festival of Tabernacles and the last day of the festival of Tabernacles, the festival of Purim, the first and last days of the festival of Passover, Independence Day, the festival of Pentecost and the Ninth of Ab, and also excluding any other day that may be determined by the Supervisor of Banks or that may be determined pursuant to any Law to be a day that is not a banking business day in Israel.

5.	“Interest Update Period Commencement Date” – Any date on which an Interest Update Period commences.
6.	“Loan Grant Date” – The date on which the current account is credited with the principal of the loan.
7.

“Benchmark Rate Publication Screen” – The information screens of the Means of Communication selected by the Bank from time to time, which, as of the date of the drawing up of this Application, are the information screens of the Reuters news agency, as set forth in the table above (each of the information screens set forth in the table above will be referred to hereinabove and hereinafter, as the case may be, as the “Current Benchmark Rate Publication Screen”). Thee Bank may, from time to time, and at any time, replace the Current Benchmark Rate Publication Screen with any other information screen or information screens

i The initial interest rate will be determined in accordance with the Benchmark Rate, whatever it may be on the Loan Grant Date. The interest rate will be updated from time to time on every relevant Interest Update Period Commencement Date and in accordance with the Benchmark Rate, whatever it may be on each such date (hereinafter: the “Updated Interest Rate”). The Updated Interest Rate will be in effect during the Interest Update Period following the relevant Interest Update Period Commencement Date, i.e., from the Interest Update Period Commencement Date (including that date) until the following Interest Update Period Commencement Date (not including that date) or until the last agreed repayment date on account of the loan amounts (not including that date), whichever is earlier. The foregoing will apply, mutatis mutandis, with respect to any Special Period. Without derogating from the generality of the foregoing, the interest rate for a Special Period will be determined on the commencement date of the relevant Special Period in accordance with the Benchmark Rate, whatever it may be on that date, as set forth as follows:

●	For a Special Period of up to one month (inclusive) – In accordance with the Benchmark Rate that relates to the obtaining of finance for a period of one month.
●	For a Special Period of more than one month up to three months (inclusive) – In accordance with the Benchmark Rate that relates to the obtaining of finance for a period of three months.
●	For a Special Period of more than three months up to six months (inclusive) – In accordance with the Benchmark Rate that relates to the obtaining of finance for a period of six months.

ii The Bank will round off the relevant interest rate using simple arithmetic rounding upward or downward to the nearest whole number to the fifth digit after the decimal point. For example –an annual interest rate of 1.234565%will be rounded upward to an annual interest rate of 1.23457% and an annual interest rate of 1.234564% will be rounded downward to an annual interest rate of 1.23456%.

iii As stated on the Benchmark Rate Publication Screen.

of the Reuters news agency or any other news agency or any other Means of Communication that the Bank deems to be a suitable alternative Benchmark Rate Publication Screen for the Current Benchmark Rate Application Screen (hereinafter: the “Alternative Benchmark Rate Publication Screen”). Wherever the Bank replaces the Current Benchmark Rate Publication Screen with an Alternative Benchmark Rate Publication Screen, as aforesaid, the Alternative Benchmark Rate Publication Screen will be deemed to be the Current Benchmark Rate Publication Screen as from the replacement date determined by the Bank.

8.

“Special Period” – The first or last period for the determination of the rate of interest that is shorter or longer than an Interest Update Period and that may apply in any of the following cases: if the Loan Grant Date and the first Interest Update Period Commencement Date are not on the same day of the month, a Special Period will commence on the Loan Grant Date and will end on the first Interest Update Period Commencement Date (not including that date); if the final repayment date on account of the later of the principal or the principal and interest in accordance with this Application does not fall at the end of an Interest Update Period, a Special Period will commence at the end of the last Interest Update Period and will end on the aforementioned final repayment date (not including the final repayment date).

To

Bank Hapoalim B.M.

We, the undersigned, agree to the contents of this Appendix and confirm that the Bank gave us a reasonable opportunity to review it before our signing thereon.

Name of Signatory	Identification No.	Date	Signature + Stamp of Corporation
ODDITY TECH LTD	514936269	31-12-25 | 13:34 ISST	/s/ Noa Frig Ben-David